Exhibit 99.1

NICOSIA, Cyprus, June 21, 2019 — HeadHunter Group PLC (Nasdaq: HHR) (the “Company”) announced today that on June 19, 2019, it completed the previously disclosed change of its strategic and day-to-day place of management from Cyprus to Russia, and as a result, the Company became a Russian tax resident.

As a tax resident of Russia, the Company should be treated on an equal basis with Russian taxpayers under the Russian Tax Code and apply Russian withholding tax rates to dividend distributions that should be recognized as a Russian-sourced income.

Acting as a tax agent for the purposes of dividend distribution, the Company will pay dividends net of Russian withholding tax and determine the amount of tax applicable based on the tax status of the shareholder on a case-by-case basis.

As a general rule, the Company will withhold tax at a rate of 15% with respect to cross-border dividend payments, although this rate may be reduced if a double taxation treaty (a “DTT”) exists between Russia and the country of residence of the ultimate beneficiary of a dividend payment or pursuant to applicable Russian tax laws if the shareholder is a Russian tax resident.

Detailed analysis of the application of withholding tax rates for different types of shareholders is available at https://investor.hh.ru/static-files/dd2e1e70-de48-444d-84aa-4c5bbff30a8c. The procedure to apply for reduced tax rates by foreign legal entities pursuant to DTT provisions is available at https://investor.hh.ru/static-files/8fbd58ba-9e85-47f3-8196-bdaa13c7d47c. Further information regarding the reduced rates on dividend payments under DTTs is available at https://investor.hh.ru/static-files/363cbeae-4797-42f8-b17a-11e5b0e025a9. Please review this information carefully and follow the instructions therein if you believe you are eligible for a reduced withholding tax rate.

With respect to the dividends announced by the Company on June 4, 2019, the cut-off time to provide the Company with documents evidencing the right to receive tax relief under the Russian law or the applicable DTT is 11:59 pm Moscow time on July 12, 2019.